Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

Stanley Black & Decker Corporate Structure Organization Announcement Employee Q&A

1.	When am I going to start working in the new organization? When am I going to start working with my new boss?

We continue to operate as two separate companies until such time as we obtain shareholder and regulatory approval and we announce that the transaction has closed.

2.	I am an employee of business unit that is merging or rolling up under a new business unit. How will this change impact me?

As you might expect, it is difficult to speculate how these actions will affect each individual, because circumstances will vary across the company. The goal will be to harmonize business units to unlock the combined strengths of the respective business teams. Once these alignments take effect, you can expect a much greater level of communications and involvement as the businesses pursue growth and operational strategies.

3.	How is this going to be communicated externally? When can I communicate this to the clients I work with?

This announcement will be made public when it is filed with the Securities & Exchange Commission later today. Those associates who are authorized to speak on behalf of the company to clients and customers have been notified by their business leaders. Otherwise, as previously noted, please refrain from speaking on the company’s behalf.

Stanley Black & Decker Corporation Structure Organization Announcement Employee Q&A

4.	I am in a functional area, how are we going to be providing support to the different units in our region?

Functional areas at present continue to support the areas for which they previously held responsibility, and as the organizational picture develops, functional roles will strengthen where appropriate and reporting relationships will become clearer.

5.	When are the layoffs going to be communicated to affected employees, and how will these decisions be made?

Employment adjustments are expected over time as the two entities merge. As redundancies and overlapping resources are addressed, the specific timing and scope of these actions will vary. Every effort will be made to communicate individual employment status as soon as possible in an effort to reduce uncertainty and anxiety. Stanley and Black & Decker have well documented procedures to ensure reductions in force are achieved with fairness, consistency and objectivity. These procedures will be followed. While it is difficult to estimate the total impact to the combined company, early assessments suggest that reductions affecting not more than 10% of the workforce would be a reasonable assumption.

Stanley Black & Decker Corporation Structure Organization Announcement Employee Q&A

6.	Black and Decker and Stanley have different compensation, employment and benefits practices. How is this going to impact my employment in short term and long term?

We expect modest adjustment relating to compensation and benefits in the short term (through 2010).

As the company harmonizes its operations to build a common culture, there will be further adjustments, but on balance we do not foresee major departures from the values of existing plans in aggregate.

An integration team is currently assessing and comparing practices in place relating to compensation, employment and benefits side-by-side and will make recommendations to the executive team on a go-forward basis.

7.	Now that the high level structure is in place, what is next?

It is important to note that we continue to operate as two separate companies until such time as we obtain shareholder and regulatory approval and we announce that the transaction has closed.

The structure that we announced today was a “Day One” structure, to clarify and resolve open questions so that we hit the ground running.

Stanley Black & Decker Corporation Structure Organization Announcement Employee Q&A

Now that the high level proposed structure is in place, the next step will be for Segment, Business and Integration teams to propose their next level structure.

8.	We have been told for quite some time that we should continue with business as usual. Does this announcement change this at all given that there are new regional leaders in place?

No, we continue to operate as two separate companies until such time as we obtain shareholder and regulatory approval and we announce that the transaction has closed.

9.	I report to a regional leader/President/VP & GM who is not on the superstructure. Do I report to this new person?

Currently, no. Your existing reporting relationships remain in tact. The organization structure defined today is high-level, and as more detailed organization plans are available, further reporting structures will be clarified.

10.	When will I find out about my job? When will the remainder of the org chart be plotted?

We are planning to have the next level organization structure complete by the end of February, although it cannot be guaranteed that all position-level information will be available at that time.

Stanley Black & Decker Corporation Structure Organization Announcement Employee Q&A

11.	How were decisions made regarding the leadership structure?

The executive leadership team carefully reviewed experience, qualifications, talents, leadership qualities, and more, before conducting extensive one on one interviews with all candidates.

12.	Will the new leader(s) of the Stanley team who occupy the previous roles that a B&D employee occupied reach out to me or should I contact them to introduce myself?

When and where appropriate, new leaders of the combined company will reach out to their respective teams.

13.	Directionally, how will decisions regarding our business units be made moving forward under the new structure (ie: goals for Engineering, PT, EMH)?

On a global basis, all businesses will sync in to an operating rhythm that includes annual strategy reviews, annual worldwide product planning sessions, annual organization and people reviews, and quarterly reviews conducted with the executive management team. Each business will determine its rhythm and goal setting process outside of these macro rhythms.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and any other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus) when they become available, because they contain important information.  Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s and Black & Decker’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on January 15, 2010.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals may also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction has been filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.